JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02 FEB 11 AM 8:23

04 January 2002

02015002

Office of International Corporate Finance
Securities and Exchange Commission
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

FREE STATE DEVELOPMENT & INVESTMENT COMPANY LIMITED FILE NO. 82-296

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Interim Report - **Dated 21 December 2001**

issued by the above company, for which we act as London Secretaries.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

PROCESSED
FEB 1 4 2002
THOMSON
FINANCIAL

dw 2/11

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/016931/06)
Share code: FRE ISIN: ZAE000002739
(Freddev or "the company")

CONSOLIDATED INCOME STATEMENTS

	Six months ended 30 Sept 2001 R'000 Unaudited	Six months ended 30 Sept 2000 R'000 Unaudited	Year ended 31 March 2001 R'000 Audited
Interest received	**2 464**	2 345	4 802
Licence fees received	**3**	3	6
	2 467	2 348	4 808
Cost of administration	**(380)**	(312)	(1 225)
Income before abnormal items	**2 087**	2 036	3 583
Abnormal items	**–**	–	21
Income before taxation	**2 087**	2 036	3 604
Taxation	**626**	611	1 075
Net income for period	**1 461**	1 425	2 529
Basic earnings per share (cents)	**6,6**	6,4	11,4
Headline earnings per share (cents)	**6,6**	6,4	11,3
Number of ordinary shares in issue ('000)	22 227	22 227	22 227

NOTES:

1. **Dividend**
   No interim dividend has been declared.
2. Discussions are continuing with outside parties with regard to optimising shareholder value. Shareholders will be kept advised accordingly.
3. Legal proceedings against Anglo American Platinum Ltd. with regard to the Styldrift 90 JQ mineral rights dispute continue.
4. **Shareholders equity**

	R'000
Balance at 1 April 2001	54 093
Retained earnings for period	1 461
Balance at 30 September 2001	55 554

The financial statements of the company have been prepared in accordance with statements of Generally Accepted Accounting Practice, which are consistent with those used at 31 March 2001, the company's financial year end.

On behalf of the board

V G Bray | *Directors*
R B Kebble

21 December 2001

CONSOLIDATED BALANCE SHEETS

	30 Sept 2001 R'000 Unaudited	30 Sept 2000 R'000 Unaudited	31 Marc 200 R'00 Audite
Assets			
Non-current assets			
Mineral and participation rights and cost of exploration	**7 943**	7 943	7 94
Current assets	**48 980**	46 565	47 03
Accounts receivable	**39**	62	13
Cash and cash equivalents	**48 941**	46 503	46 89
Total assets	**56 923**	54 508	54 97
Liabilities and shareholders' equity			
Current liabilities	**1 369**	1 519	88
Accounts payable	**743**	908	59
Taxation	**626**	611	29
Total liabilities	**1 369**	1 519	88
Shareholders' equity (Note 4)	**55 554**	52 989	54 09
Total liabilities and shareholders' equity	**56 923**	54 508	54 97
Net asset value per share (cents)	**250**	238	24

CONSOLIDATED CASH FLOW STATEMENTS

	Six months ended 30 Sept 2001 R'000 Unaudited	Six months ended 30 Sept 2000 R'000 Unaudited	Ye end 31 Mar 20 R'0 Audit
Net increase in cash and cash equivalents arising from operating activities	**2 044**	625	1 01

Head office and registered office
28 Harrison Street
Johannesburg, 2001

Postal address
PO Box 61719
Marshalltown, 2107

Transfer secretar
Mercantile Registrars Limi
8th Floor, 11 Diagonal Str
Johannesburg, 2
(PO Box 1053, Johannesburg, 20

TUSSENTYDSE VERSLAG VIR DIE SES MAANDE GEËINDIG 30 SEPTEMBER 2001

FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Geïnkorporeer in die Republiek van Suid-Afrika)
(Registrasienommer 1944/016931/06)
Aandelekode: FRE ISIN: ZAE000002739
(Freddev of "die maatskappy")

GEKONSOLIDEERDE INKOMSTESTAAT

	Ses maande geëindig 30 Sept 2001 R'000 Ongeouditeerd	Ses maande geëindig 30 Sept 2000 R'000 Ongeouditeerd	Jaar geëindig 31 Maart 2001 R'000 Geouditeerd
Rente ontvang	**2 464**	2 345	4 802
Lisensiegelde ontvang	**3**	3	6
	2 467	2 348	4 808
Administrasiekoste	**(380)**	(312)	(1 225)
Inkomste voor abnormale items	**2 087**	2 036	3 583
Abnormale items	**–**	–	21
Inkomste voor belasting	**2 087**	2 036	3 604
Belasting	**626**	611	1 075
Wins vir tydperk	**1 461**	1 425	2 529
Basiese verdienste per aandeel (sent)	**6,6**	6,4	11,4
Wesensverdienste per aandeel (sent)	**6,6**	6,4	11,3
Getal uitgereikte gewone aandele ('000)	**22 227**	22 227	22 227

AANTEKENINGE:

1. **Dividend**
   Geen tussentydse dividend is verklaar nie.
2. Samesprekings word met buitepartye voortgesit in verband met die optimale ontsluiting van aandeelhouerswaarde. Aandeelhouers sal gevolglik op die hoogte van sake gehou word.
3. Die geding teen Anglo American Platinum Ltd met betrekking tot die geskil oor die Styldrift 90 JQ-minerale regte, gaan voort.
4. **Aandeelhouersekwiteit**

	R'000
Saldo op 1 April 2001	54 093
Behoue verdienste vir tydperk	1 461
Saldo op 30 September 2001	55 554

Die finansiële state van die maatskappy is ooreenkomstig Algemeen Aanvaarde Rekeningkundige Praktyk opgestel, wat dieselfde is as dié wat op 31 Maart 2001, die maatskappy se finansiële jaareinde, gebruik is.

Namens die direksie

V G Bray
R B Kebble | *Direkteure*

21 Desember 2001

GEKONSOLIDEERDE BALANSSTAAT

	30 Sept 2001 R'000 Ongeouditeerd	30 Sept 2000 R'000 Ongeouditeerd	31 Ma 2(R'(Geoudite
Bates			
Nie-bedryfsbates			
Minerale- en deelnemingsregte en eksplorasiekoste	**7 943**	7 943	7 9
Bedryfsbates	**48 980**	46 565	47 0
Rekeninge ontvangbaar	**39**	62	1
Kontant en kontantekwivalente	**48 941**	46 503	46 8
Totale bates	**56 923**	54 508	54 9
Aanspreeklikheid en aandeelhouersekwiteit			
Bedryfslaste	**1 369**	1 519	8
Rekeninge betaalbaar	**743**	908	5
Belasting	**626**	611	2
Totale aanspreeklikheid	**1 369**	1 519	8
Aandeelhouersekwiteit (Aantekening 4)	**55 554**	52 989	54 0
Totale aanspreeklikheid en aandeelhouersekwiteit	**56 923**	54 508	54 9
Netto batewaarde per aandeel (sent)	**250**	238	2

GEKONSOLIDEERDE KONTANTVLOEISTAAT

	Ses maande geëindig 30 Sept 2001 R'000 Ongeouditeerd	Ses maande geëindig 30 Sept 2000 R'000 Ongeouditeerd	Ja geëinc 31 Ma 20 R'0 Geouditee
Netto toename in kontant en kontantekwivalente voortspruitend uit bedryfsaktiwiteite	**2 044**	625	1 0

Hoofkantoor en geregistreerde kantoor
Harrisonstraat 28
Johannesburg, 2001

Posadres
Posbus 61719
Marshalltown, 2107

Oordragsekreta
Mercantile Registrars Bep
8ste Verdieping, Diagonalstraat
Johannesburg, 2(
(Posbus 1053, Johannesburg, 20